[redacted]

09012313

NO ACT

DC
PO
8-5-09

August 5, 2009

Received SEC

AUG 05 2009

Washington, DC 20549

Act: 1934
Section:
Rule: 12H-3
Public
Availability: 8/5/2009

Response of the Office of Chief Counsel
<u>Division of Corporation Finance</u>

Re: Hearst Television Inc.
Incoming letter dated August 5, 2009

Based on the facts presented, the Division will not object if Hearst-Argyle stops filing periodic and current reports under the Securities Exchange Act of 1934, including its quarterly report on Form 10-Q for the quarter ended June 30, 2009. In reaching this position, we note that Hearst-Argyle has filed post-effective amendments removing from registration unsold securities under all effective registration statements on Forms S-3 and S-8, and those post-effective amendments are effective. We assume that, consistent with the representations made in your letter, Hearst-Argyle will file a certification on Form 15 making appropriate claims under Exchange Act Rules 12g-4 and 12h-3 on or before the due date of its Form 10-Q for the quarter ended June 30, 2009.

This position is based on the representations made to the Division in your letter. Any different facts or conditions might require the Division to reach a different conclusion. Further, this response expresses the Division's position on enforcement action only and does not express any legal conclusion on the question presented.

Sincerely,

Ted Yu

Ted Yu
Special Counsel

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 5, 2009

Mail Stop 4546

Benjamin K. Sibbett, Partner
Clifford Chance US LLP
31 West 52nd Street
New York, New York 10019-6131

Re: Hearst Television Inc.

Dear Mr. Sibbett:

In regard to your letter of August 5, 2009, our response thereto is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in your letter.

Sincerely,

Thomas J. Kim
Chief Counsel & Associate Director

C L I F F O R D

C H A N C E

CLIFFORD CHANCE US LLP

31 WEST 52ND STREET
NEW YORK NY 10019 6131

TEL +1 212 878 8000
FAX +1 212 878 8375
www.cliffordchance.com

Benjamin K. Sibbett
Partner

DIRECT TEL +1 212 878 8491
benjamin.sibbet@cliffordchance.com

August 5, 2009

Rule 12h-3 of the Securities Exchange Act of 1934,
Sections 13(a) and 15(d) of the Securities Exchange Act of 1934

VIA EMAIL

Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, N.E.
Washington, D.C. 20549
Email: cfletters@sec.gov

Attention: Thomas Kim, Chief Counsel

Re: Hearst Television Inc. (Commission File No. 1-14776)

Ladies and Gentlemen:

We are writing on behalf of The Hearst Corporation, a Delaware corporation, and its wholly-owned subsidiary Hearst Television Inc., a Delaware corporation formerly known as Hearst-Argyle Television, Inc. ("Hearst-Argyle"), to request that the staff of the Division of Corporation Finance (the "Staff") of the Securities and Exchange Commission (the "SEC") confirm that it concurs in Hearst-Argyle's view that the effectiveness of Hearst-Argyle's Form S-8s (as defined below) and Form S-3s (as defined below) during Hearst-Argyle's current fiscal year, in which these registration statements were required to be updated pursuant to Section 10(a)(3) of the Securities Act of 1933, as amended (the "Securities Act"), would not preclude Hearst-Argyle from utilizing Rule 12h-3 under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), to suspend Hearst-Argyle's duty to file with the SEC the reports required by Sections 13(a) and 15(d) of the Exchange Act and the rules and regulations promulgated thereunder, under the circumstances described below and effective immediately upon the filing of a Form 15.[1] References to "Hearst" in this letter are to either The Hearst Corporation or to one of its wholly-owned subsidiaries, as applicable.

Hearst and Hearst-Argyle have authorized us to make the statements set forth in this letter on their behalf.

I. Background

On May 4, 2009, Hearst (through one of its wholly-owned subsidiaries) commenced a tender offer (the "Offer") to acquire all of the outstanding shares of Series A Common Stock (the "Series A Shares") of Hearst-Argyle Television, Inc., a Delaware corporation, that Hearst did not already beneficially own for $4.50 per share in cash. As of May 4, 2009, Hearst owned 35,501,980 Series A Shares, which represented approximately 67% of the then-outstanding Series A Shares. Hearst also owned as of that date 41,298,648 shares of Series B Common Stock (the "Series B Shares") of Hearst-Argyle Television, Inc., which represented 100% of the then-outstanding Series B Shares. The Series B Shares were convertible into Series A Shares on a one-for-one basis. Accordingly, if Hearst had converted its Series B Shares at that time, it would have owned approximately 82% of the Series A Shares that would have been outstanding after the conversion.

The Offer expired on June 2, 2009, and Hearst promptly thereafter accepted for payment, and paid for, all 13,576,228 Series A Shares that were validly tendered in the offer. Shortly thereafter, Hearst converted its Series B Shares into Series A Shares. After the conversion, Hearst owned 90,376,856 Series A Shares, which represented approximately 96% of the then-outstanding Series A Shares. Hearst contributed all of the Series A Shares it owned to Hearst Television Inc. and caused Hearst Television Inc. to be merged with and into Hearst-Argyle Television, Inc. (the "Merger") pursuant to the short-form merger provisions of Delaware law, which required Hearst to certify that it owned more than 90% of the issued and outstanding Series A Shares. Hearst-Argyle Television, Inc. survived the Merger and continued after the Merger as a wholly-owned subsidiary of Hearst. In connection with the Merger, (i) the name of Hearst-Argyle Television, Inc. was changed to Hearst Television Inc., (ii) all of the outstanding Series A Shares (other than shares beneficially owned by Hearst and shares held by stockholders ("Dissenting Stockholders") who were entitled to and who properly exercised their statutory appraisal rights under Delaware law) were converted into the right to receive $4.50 per share in cash and (iii) each previously granted stock option to acquire Series A Shares (the "Options") that remained outstanding immediately before the Merger was converted into the right to receive a cash payment equal to the excess, if any, of $4.50 over the exercise price per share of the Option. The Series A Shares beneficially owned by Hearst were canceled in the Merger without any right to receive any merger consideration therefor, and the Series A Shares held by Dissenting Stockholders were canceled in the Merger and such holders thereafter became entitled only to their statutory rights to appraisal under Delaware law. Five Dissenting Stockholders have provided written notice to Hearst of their intention to seek appraisal of their Series A Shares. These stockholders collectively own 241,104 Series A Shares. The period during which stockholders may notify Hearst of their intention to seek appraisal has expired.

[1] Hearst-Argyle filed a Form 15 with the SEC on June 5, 2009. On June 23, 2009, Hearst-Argyle filed an amendment to such Form 15, indicating that it had been withdrawn.

At the time of the Merger and as of the date of this letter, Hearst-Argyle has the following debt securities outstanding: (i) 7.5% Debentures Due 2027 in the aggregate principal amount of $116.1 million (the "7.5% Debentures"), (ii) 7% Senior Notes Due 2018 in the aggregate principal amount of $166.0 million (the "7% Senior Notes" and, together with the 7.5% Debentures, the "Public Debt") and (iii) 7.18% Senior Notes Due 2010 in the aggregate principal amount of $180.0 million (the "Private Debt" and, together with the Public Debt, the "Outstanding Debt Securities"). As described in more detail below, the Public Debt was issued pursuant to registered offerings in late 1997 and early 1998. The Private Debt, by contrast, was issued pursuant to a private placement in late 1998.

Other than the Series A Shares, the Options and the Outstanding Debt Securities, there were no outstanding equity or debt securities of Hearst-Argyle or outstanding options, warrants or other rights of any kind to acquire equity or debt securities of Hearst-Argyle immediately prior to the Merger, and in connection with the Merger all securities or rights to acquire securities of Hearst-Argyle issued and outstanding immediately prior to the Merger ceased to be issued and outstanding except for the Outstanding Debt Securities.

II. Registration Statements No Longer Effective and Status of Outstanding Debt Securities

Other than the Form S-8s (as defined below), the Form S-3s (as defined below) and the Resale Shelfs (as defined below), Hearst-Argyle had no registration statement on file with the SEC that had unsold debt or equity securities at the time Hearst-Argyle filed with the SEC on February 27, 2009 its Annual Report on Form 10-K for the fiscal year ended December 31, 2008 (the "2008 Form 10-K")[2] or that became effective during Hearst-Argyle's current fiscal year

(a) *Form S-8s.* Hearst-Argyle registered Series A Shares for sale under its registration statements on Form S-8 (the "Form S-8s"). The Form S-8s are more fully described on Annex A to this letter. Each of these registration statements was declared effective by the SEC prior to the end of Hearst-Argyle's fiscal year ended December 31, 2007, contained unsold securities at the time Hearst-Argyle filed the 2008 Form 10-K and was automatically updated for purposes of Section 10(a)(3) of the Securities Act through Hearst-Argyle's Exchange Act filings. On June 23, 2009, Hearst-Argyle filed with the SEC post-effective amendments to each of the Form S-8s to deregister and remove all securities under these registration statements that remained unsold. These post-effective amendments became effective immediately upon filing.

(b) *Form S-3s and Public Debt.* Hearst-Argyle registered unsecured debt securities and Series A Shares for sale under its registration statement on Form S-3 (File Number 333-36659) (the "1997 Form S-3"). This registration statement was declared effective in 1997, contained unsold securities at the time Hearst-Argyle filed the 2008 Form 10-K and was automatically updated for purposes of Section 10(a)(3) of the Securities Act through Hearst-Argyle's Exchange Act filings. The Public Debt was issued pursuant to this registration statement. Each class of securities that was registered for sale under this registration statement was held of record by less than 300 holders as of the beginning of the

[2] An amendment to the 2008 Form 10-K was filed on April 30, 2009.

fiscal year ending December 31, 2009 (other than the Series A Shares) and as of the time of the Merger (other than the Series A Shares), and continues to be held of record by less than 300 holders as of the date of this letter (including the Series A Shares). The Public Debt has never been registered and is not as of the date of this letter required to be registered under Section 12 of the Exchange Act. On July 29, 2009, Hearst-Argyle filed with the SEC a post-effective amendment to the 1997 Form S-3 to deregister and remove all securities under this registration statement that remained unsold. This post-effective amendment was declared effective on August 3, 2009.

Hearst-Argyle registered unsecured debt securities, common stock (including, but not limited to, Series A Shares), preferred stock, warrants and other rights to purchase the foregoing registered securities for sale under its registration statement on Form S-3 (File Number 333-61101) (the "1998 Form S-3"). This registration statement was declared effective in 1998, contained unsold securities at the time Hearst-Argyle filed the 2008 Form 10-K and was automatically updated for purposes of Section 10(a)(3) of the Securities Act through Hearst-Argyle's Exchange Act filings. No securities, however, were ever issued pursuant to this registration statement. Accordingly, each class of securities that was registered for sale under this registration statement was held of record by less than 300 holders as of the beginning of the fiscal year ending December 31, 2009 (other than the Series A Shares) and as of the time of the Merger (other than the Series A Shares), continues to be held of record by less than 300 holders as of the date of this letter (including the Series A Shares). On July 29, 2009, Hearst-Argyle filed with the SEC a post-effective amendment to the 1998 Form S-3 to deregister and remove all securities under this registration statement that remained unsold. This post-effective amendment was declared effective on August 3, 2009.

Hearst-Argyle registered Series A Shares for resale by certain selling security holders under its registration statements on Form S-3 in 1997, 1998 and 2002 (the "Resale Shelfs" and, together with the 1997 Form S-3 and the 1998 Form S-3, the "Forms S-3s"). As described elsewhere in this letter, all of the Series A Shares that were issued and outstanding immediately prior to the Merger ceased to be issued and outstanding as a result of the Merger.

(c) *Private Debt.* The Private Debt was issued in a private placement pursuant to Section 4(2) of the Securities Act on December 1, 1998. The Private Debt has never been registered and is not as of the date of this letter required to be registered under Section 12 of the Exchange Act. Accordingly, as of the date of this letter the Private Debt is not subject to reporting obligations under either Section 13(a) or Section 15(d) of the Exchange Act.

(d) *Indenture.* Hearst-Argyle entered into an indenture dated November 13, 1997 with the Bank of Montreal Trust Company, as the indenture trustee, pursuant to which the Public Debt was issued. Neither this indenture nor any of the documents related thereto or to the Private Debt require Hearst-Argyle to submit, provide or file reports or any other information or documents with the SEC under the Exchange Act on a voluntary basis or otherwise. Following the delisting of the Series A Shares and the filing of the Form 15 described in this letter to suspend Hearst-Argyle's reporting obligations under Section 15(d) of the Exchange Act, Hearst-Argyle also will no longer be required under the indenture to file any such reports, information or documents with the indenture trustee.

III. Exchange Act Reporting Obligations

The Series A Shares were registered under Section 12(b) of the Exchange Act and, prior to June 5, 2009, were listed on the New York Stock Exchange (the "NYSE"). On June 5, 2009, in connection with the Merger and pursuant to Rule 12d2-2(a) under the Exchange Act, the NYSE filed an application on Form 25 with the SEC to remove the Series A Shares from listing on the NYSE and registration under Section 12(b) of the Exchange Act. The delisting became effective 10 days after the Form 25 was filed with the SEC, and at such time Hearst-Argyle's duty to file reports under Section 13(a) of the Exchange Act as a result of the registration of the Series A Shares under Section 12(b) of the Exchange Act was suspended pursuant to Rule 12d2-2(d)(5). Prior to the registration of the Series A Shares under Section 12(b), those shares were registered under Section 12(g) of the Exchange Act. The deregistration of the Series A Shares under Section 12(b) revived Hearst-Argyle's reporting obligations with respect to those shares under Section 12(g). In addition, the Form S-8s and the Form S-3s, which contained unsold securities, were deemed to have become effective during the current fiscal year pursuant to Section 10(a)(3) of the Securities Act through Hearst-Argyle's filing of the 2008 Form 10-K. Accordingly, pursuant to Rules 12d2-2(d)(6) and 12d2-2(d)(7), Hearst-Argyle's reporting obligations under Sections 13(a) and 15(d) of the Exchange Act continue by virtue of the fact that it has securities registered under Section 12(g) of the Exchange Act and securities that were registered on registration statements deemed to have become effective during Hearst-Argyle's current fiscal year.

In order to relieve itself of its reporting obligations under Section 13(a) of the Exchange Act, Hearst-Argyle must terminate registration of any class of securities registered pursuant to Section 12 of the Exchange Act. The only class of securities registered pursuant to Section 12 of the Exchange Act is the Series A Shares, which as noted above is registered pursuant to Section 12(g). Other than the Series A Shares, Hearst-Argyle has no other classes of securities that are or are required as of the date of this letter to be registered pursuant to Section 12 of the Exchange Act. Hearst-Argyle intends to file a Form 15 to terminate the registration of the Series A Shares under Section 12(g) of the Exchange Act pursuant to Rule 12g-4(a)(1). Pursuant to Rule 12g-4(a), termination of registration of the Series A Shares under Section 12(g) of the Exchange Act will become effective 90 days after Hearst-Argyle's filing of the Form 15, unless an earlier date is determined by the SEC. Pursuant to Rule 12g-4(b), however, Hearst-Argyle's duty to file any reports under Section 13(a) of the Exchange Act and the rules and regulations promulgated thereunder because of the registration of the Series A Shares under Section 12(g) will be suspended immediately upon Hearst-Argyle's filing of the Form 15.

Upon the suspension of its Exchange Act reporting obligations relating to the Series A Shares under Section 12(g), Hearst-Argyle will nevertheless continue to be subject to ongoing reporting obligations under Section 15(d) because the Form S-8s and the Form S-3s were updated in Hearst-Argyle's current fiscal year pursuant to Section 10(a)(3) of the Securities Act. Hearst-Argyle would satisfy the requirements of Rule 12h-3 to suspend its reporting obligations with respect to the Series A Shares and other classes of securities registered under the Form S-8s and the Form S-3s under Section 15(d) but for paragraph (c) of Rule 12h-3. In general, Rule 12h-3 permits an issuer to suspend its reporting obligations under Section 15(d) immediately upon the filing of a Form 15. Rule 12h-3(c), however, states that Rule 12h-3 is unavailable for any class of securities for a fiscal year in which a registration statement relating to that class becomes effective under the Securities Act or is required to be updated for the purposes of Section 10(a)(3) of the Securities Act through an issuer's Exchange Act filings. While none of the Form S-8s or the Form S-3s became effective during Hearst-Argyle's current fiscal year, each was automatically updated during this year for the purposes of Section 10(a)(3) of the Securities Act by way of Hearst-Argyle's Exchange Act filings because they contained unsold securities. As a result, despite otherwise satisfying the requirements of Rule 12h-3, Rule 12h-3(c) prevents the suspension of Hearst-Argyle's duty to file periodic reports under Section 15(d) for the remainder of Hearst-Argyle's current fiscal year in the absence of the confirmation sought by this letter. Accordingly, subject to obtaining the confirmation sought by this letter, Hearst-Argyle also intends to file a certification on Form 15 with the SEC on or before the due date for filing its Quarterly Report on Form 10-Q for the fiscal quarter ending June 30, 2009 to suspend its reporting obligations under Section 15(d) of the Exchange Act pursuant to Rule 12h-3(b)(1)(i).

IV. Discussion

We respectfully submit that, notwithstanding the provisions of Rule 12h-3(c), Hearst-Argyle should be able to rely on Rule 12h-3 to suspend its duty to file periodic reports under Section 15(d) of the Exchange Act for the following reasons:

(a) *Hearst-Argyle Satisfies All Requirements of Rule 12h-3(a) and (b).* Hearst-Argyle satisfies all of the requirements of Rule 12h-3(a) and (b) to suspend its duty under Section 15(d) of the Exchange Act to file periodic reports required by Section 13(a) of the Exchange Act. Hearst-Argyle has filed all required reports for fiscal years 2006, 2007, 2008 and the current year to date, and will continue to make such filings until it files the Form 15 described in this letter. In addition, no holders of Series A Shares pursuant to any of the Form S-8s or the Form S-3s currently remain Hearst-Argyle stockholders because of the Merger. Moreover, each series of Public Debt and each other class of securities registered for issuance under the Form S-3s was held of record by fewer than 300 holders as of January 1, 2009 (other than the Series A Shares) and continues to be so held as of the date of this letter (including the Series A Shares). As a result, it is clear that Hearst-Argyle meets the criteria for suspension of reporting under Section 15(d) of the Exchange Act but for the provisions of Rule 12h-3(c).

(b) *Purpose of Section 15(d) Will Not Be Undermined by Granting Hearst-Argyle's Request.* The Staff has repeatedly indicated that a literal reading of Rule 12h-3(c) is not always justified as a matter of public policy. In the Proposed Suspension of Periodic Reporting Obligation, Exchange Act Release No. 34-20263 (October 5, 1983) (the "Proposing Release"), the SEC stated that the purpose of the periodic reporting obligation under Section 15(d) is "to assure a stream of current information about an issuer for the benefit of purchasers in the registered offering, and for the public, in situations where Section 13 of the Exchange Act would not otherwise apply." In addition, the SEC stated that "this [Rule 12h-3(c)] limitation is in keeping with the philosophy reflected in Section 15(d) of the Exchange Act that generally the investing public should have available complete information about the issuer's activities at least through the end of the year in which it makes a registered offering." These policy concerns are not at issue in this situation for the reasons described below.

As described in the background section above, (i) immediately prior to the Merger there were no outstanding equity or debt securities of Hearst-Argyle or outstanding options, warrants or other rights of any kind to acquire equity or debt securities of Hearst-Argyle other than the Series A Shares, the Options and the Outstanding Debt Securities and (ii) in connection with the Merger (A) all of the outstanding

Series A Shares (other than shares beneficially owned by Hearst and shares held by stockholders who were entitled to and who properly exercised their statutory appraisal rights under Delaware law) were converted into the right to receive $4.50 per share in cash and (B) each outstanding Option was converted into the right to receive a cash payment equal to the excess, if any, of $4.50 over the exercise price per share of the Option. The Series A Shares beneficially owned by Hearst were canceled in the Merger without any right to receive any merger consideration therefor, and the Series A Shares held by Dissenting Stockholders were canceled and such holders thereafter became entitled only to their statutory rights to appraisal under Delaware law. In other words, at the time of the Merger all securities or rights to acquire securities of Hearst-Argyle issued and outstanding immediately prior to the Merger ceased to be issued and outstanding except for the Outstanding Debt Securities.

Moreover, none of the Form S-8s or the Form S-3s became effective during this fiscal year. Instead, these registration statements were merely updated pursuant to Section 10(a)(3) of the Securities Act. In cases such as this one when, pursuant to a merger, the issuer becomes a wholly-owned subsidiary of another company, the concern about providing ongoing current information is not the same concern contemplated by the Proposing Release. Indeed, there are no holders of Series A Shares covered by such registration statements, and no investors are able to purchase Series A Shares or any other securities under these registration statements. Therefore, there are no "purchasers" under these registration statements who would benefit from, or be protected by, the continued filing of periodic reports by Hearst-Argyle.

(c) *Benefits of Periodic Reporting Do Not Outweigh the Filing Burdens.* The purpose of Rule 12h-3 is to permit companies to suspend their reporting obligations when the securities are held by a small number of persons (less than 300 record holders). In the Proposing Release, the SEC noted that Rule 12h-3 suspended the duty to file reports because "Congress recognized, with respect to Section 15(d), that the benefits of periodic reporting by an issuer might not always be commensurate with the burdens imposed." Since the Merger, the only classes of securities that remain subject to the reporting requirements of the Exchange Act are the Series A Shares and the other classes of securities registered for sale under the Form S-8s and the Form S-3s, which each have less than 300 holders of record, and remain subject to reporting requirements solely as a result of Rule 12h-3(c). Hearst acquired all of the Series A Shares in the Offer and the Merger, and no options, warrants or rights to acquire the Series A Shares remain outstanding. If Hearst-Argyle's request to suspend its reporting obligations under Section 15(d) as described in this letter is not granted, Hearst-Argyle would be required to undergo the expensive and time-consuming process of preparing and filing its Quarterly Reports on Form 10-Q for the remaining fiscal quarters of 2009 and Annual Report on Form 10-K for the fiscal year ended December 31, 2009 for the sole "benefit" of Hearst, who already has access to the information that would be contained in these reports.

(d) *Prior Relief Granted With Respect to Rule 12h-3(c).* The Staff has recognized that a literal reading of Rule 12h-3 can have unintended consequences and accordingly has taken a no-action position similar to that requested herein in many other instances.[3] In each of these cases, notwithstanding

[3] *See, e.g.*, Westaff, Inc. (available May 19, 2009); UST Inc. (available February 18, 2009); Anheuser-Busch Companies. Inc. (available February 18, 2009); EnergySouth, Inc. (available December 11, 2008); Energy East Corporation (available October 31, 2008); ACE*COMM Corporation (available September 26, 2008); CollaGenex

that a registration statement under the Securities Act had been declared effective or updated pursuant to Section 10(a)(3) during the fiscal year in question, the Staff has granted relief providing that Rule 12h-3(c) did not require an issuer to remain subject to the reporting requirements of Section 15(d) following a merger in which it became a wholly-owned subsidiary of another company and had no other publicly traded securities outstanding. The Staff has also agreed with this position in situations where the registrant, like Hearst-Argyle in this case, continued to have classes of debt securities outstanding that were held, in each case, by less than 300 record holders.[4] As a result, we believe that it is contrary to the underlying policy of Rule 12h-3(c) to deny Hearst-Argyle suspension of its reporting obligations under Section 15(d) of the Exchange Act merely because of the automatic update of the Form S-8s and the Form S-3s during the current fiscal year.

V. Conclusion and Request

For the reasons discussed above, we respectfully request that the Staff confirm that it concurs in Hearst-Argyle's view that the effectiveness of Hearst-Argyle's Form S-8s and Form S-3s during Hearst-Argyle's current fiscal year, in which these registration statements were required to be updated pursuant to Section 10(a)(3) of the Securities Act, would not preclude Hearst-Argyle from utilizing Rule 12h-3 under the Exchange Act to suspend Hearst-Argyle's duty to file with the SEC the reports required by Sections 13(a) and 15(d) of the Exchange Act and the rules and regulations promulgated thereunder, under the circumstances described above and effective immediately upon the filing of a Form 15. Alternatively, we request an exemption, pursuant to Section 12(h) of the Exchange Act, from any obligation of Hearst-Argyle to file reports under the Exchange Act under the circumstances described herein.

If the Staff disagrees with any of the views expressed herein, we respectfully request an opportunity to discuss the matter with the Staff prior to any written response to this letter. In accordance with footnote 68 of Release No. 33-7427 (July 1, 1997), we are transmitting one copy of this letter by e-mail.

Please call me at (212) 878-8491 with any questions or comments you may have concerning this request.

Very truly yours,

Benjamin K. Sibbett

Pharmaceuticals, Inc. (available May 12, 2008); SunCom Wireless Holdings, Inc. (available February 29, 2008); and International Securities Exchange, Inc. (available January 3, 2008).

[4] *See, e.g.*, Anheuser-Busch Companies, Inc. (available February 18, 2009); Energy East Corporation (available October 31, 2008); Bausch & Lomb Incorporated (available November 6, 2007); Unocal Corporation (available October 21, 2005); and Exxon Mobil Corp. (available February 7, 2000).

ANNEX A

FORM S-8 REGISTRATION STATEMENTS

- Registration statement on Form S-8, filed on September 5, 1997 (File No. 333-35043), registering 3,000,000 Series A Shares for issuance pursuant to the Hearst-Argyle Television, Inc. 1997 Stock Option Plan. This registration statement became effective on September 5, 1997.

- Registration statement on Form S-8, filed on April 6, 1999 (File No. 333-75709), registering 5,000,000 Series A Shares for issuance pursuant to the Hearst-Argyle Television, Inc. 1998 Employee Stock Purchase Plan. This registration statement became effective on April 6, 1999.

- Registration statement on Form S-8, filed on May 7, 2004 (File No. 333-115279), registering 5,745,362 Series A Shares for issuance pursuant to the Hearst-Argyle Television, Inc. Amended and Restated 1997 Stock Option Plan and resales of those shares by affiliates of Hearst-Argyle pursuant to the reoffer prospectus contained therein. This registration statement became effective on May 7, 2004.

- Registration statement on Form S-8, filed on May 7, 2004 (File No. 333-115280), registering 3,600,000 Series A Shares for issuance pursuant to the Hearst-Argyle Television, Inc. 2004 Long Term Incentive Compensation Plan and resales of those shares by affiliates of Hearst-Argyle pursuant to the reoffer prospectus contained therein. This registration statement became effective on May 7, 2004.

- Registration statement on Form S-8, filed on September 18, 2007 (File No. 333-146148), registering 2,400,000 Series A Shares for issuance pursuant to the Hearst-Argyle Television, Inc. 2007 Long Term Incentive Compensation Plan and resales of those shares by affiliates of Hearst-Argyle pursuant to the reoffer prospectus contained therein. This registration statement became effective on September 18, 2007.